December 14, 2012

Mr. Larry Spirgel Assistant Director U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-0404

Re:	ORBCOMM Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
File No. 001-33118

Dear Mr. Spirgel:

This letter is in response to the comments of the Staff of the Securities and Exchange Commission made in the letter dated November 15, 2012 relating to the above-referenced Form 10-K filed on March 15, 2012.  This letter repeats the comments in the Staff’s letter followed by a response prepared by management of ORBCOMM Inc. (the “Company”).

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Annual Cash Bonus, page 16

1.           In your letter dated July 29, 2012 [sic 2010] you committed to disclose the relevant performance targets and threshold levels applicable to your Annual Cash Bonus program, so long as doing so would not cause competitive harm. Please explain why you chose not to disclose the performance targets and threshold levels applicable to the cash bonuses and stock appreciation rights granted in 2011. If you omitted this information because you believe disclosure would cause competitive harm, provide in your response letter a detailed analysis to support that conclusion for each material performance measure. Please note that we generally do not agree with the argument that disclosing a performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and the target is a measurement based on actual company results that have been disclosed. In the alternative, confirm that you will disclose your material performance targets and thresholds going forward, indicating which material performance targets you intend to disclose for 2012 executive compensation. For guidance, please refer to Question 118.04 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of

Regulation S-K, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

RESPONSE:

The Company will  provide additional disclosure in the section entitled “Elements of Compensation” under “Annual Cash Bonus”  describing the  material performance targets and thresholds between the annual cash bonus table and the narrative below the table beginning with the Definitive Proxy Statement on Schedule 14A  expected  to be filed in March 2013. Set for below in the proposed presentation of the additional disclosure based on the material performance targets and threshold levels for fiscal 2011 and the disclosure will be modified in future filings to reflect then current information.

Performance targets	Thresholds			Performance

Adjusted EBITDA, excluding AIS business	Lower	Upper	Maximum	Achieved $8,144,000
	$ 1,449,000	$ 3,154,800	$ 4,195,884

Net satellite subscriber additions	Lower	Upper	Maximum	Achieved 61,514
	-	49,361	65,650

Net terrestrial subscriber additions	Lower	Upper	Maximum	Not achieved
	-	19,988	26,584

AIS Revenue	Lower	Upper	Maximum	Not achieved
	$ -	$ 1,747,233	$ 2,323,819

Launch first next-generation satellites	100% achieved if next-generation satellites are launched by August 31, 2011 and 50% achieved if next-generation satellites are launched by December 31, 2011.			Not achieved

Reseller agreements or payload or spacecraft ready for launch	Achieve either three reseller agreements or government payload or spacecraft ready for launch.			Achieved three reseller agreements

Government business	Based on achieving certain government initiatives.			Achieved

Regulatory approvals	Obtain regulatory approvals in certain specified jurisdictions.			Not achieved

Network operational improvements	Implement certain network operational improvements.			Achieved

Network upgrades	Implement certain network upgrades.			Achieved

Next-generation messaging services plan	Implement next-generation messaging services plan.			Achieved

Satellite and terrestrial subscriber disconnects	Achieve less than 5% of satellite and terrestrial subscriber disconnects.			Not achieved

International licenses	Obtain five international licenses.			Achieved

Commercial agreement with an international partner	Obtain commercial agreement with an international partner.			Not achieved

Discretionary new projects	Based on completion of certain new projects based on the Compensation Committee's determination.			Achieved

Please note that the specific targets for regulatory approvals and commercial agreements with international partner are not being disclosed because they involve information that would cause competitive harm to the Company if disclosed publicly and because they are also relevant to 2012 performance targets.

The additional disclosure relates  to the  material performance targets and threshold levels as required by Item 402(b)(2)(v) of Regulation S-K.  However, the Company retains its right in the future to elect not to disclose such information, if, in accordance with Instruction 4 to Item 402(b), “target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm” to the Company.

2.           Also in your letter dated July 29, 2012 [sic 2010] you committed to disclose how the Compensation Committee calculates Adjusted EBITDA from your audited financial statements. We note, however, that you did not provide such an explanation in your definitive proxy. Please comply with your commitment going forward and explain how you intend to do so.

RESPONSE:

The Company discloses how it calculates Adjusted EBITDA in its earnings releases which is defined as earnings before interest income (expense), provision for income taxes and depreciation and amortization adjusted for stock-based compensation expense, noncontrolling interests and Impairment Charges. The Compensation Committee utilizes the same calculation for adjusted EBITDA. The Company will  disclose how it calculates Adjusted EBITDA beginning with the Definitive Proxy Statement on Schedule 14A expected to be filed in March 2013.

3.           It is unclear how you use the tabular percentage information on page 17 and the percentages discussed in your narrative disclosure on pages 17 to 19 to arrive at the eventual awards paid to your executive officers. Please revise to clearly articulate how the calculation of each award component corresponds to the eventual payment. For example, if the component awards are calculated by the payout percentages described in the narrative disclosure on pages 17 and 18 and then the result is multiplied by the percentage weighting provided in the table on page 17 make that clear. Consider providing a sample calculation for one of your officers.

RESPONSE:

The Company proposes to include the following revised introduction and illustrative calculation to its narrative disclosures of the payout amounts for the annual cash bonuses beginning with the Definitive Proxy Statement on Schedule 14A to be filed in March 2013. The proposed additional disclosure set forth below is based on its 2011 performance targets and will be modified in future filings to reflect then current information.

The payout amounts for the Named Executive Officers for the 2011 operational and financial performance targets are calculated by multiplying the applicable percentage of the executive officer’s base salary specified for achievement of a particular performance target described below by the weighting percentage with respect to a specific performance target for such Named Executive Officer set forth in the table above:

[*  *  *]

For purposes of illustrating the application of the foregoing, the following describes the calculation of the payout amount for Christian G. Le Brun (whose 2011 base salary was $209,352) with respect to the Adjusted EBITDA, excluding AIS business performance target for fiscal 2011:

Payout Amount =	% of Base Salary X % Weighting
Payout Amount =	75% X $209,352 X 15%
Payout Amount =	$23,552

Grants of Plan-Based Awards in 2011, page 29

4. We note that you have presented information about estimated future payouts under plan-based awards for each performance measure under each award. We encourage you to present the total future payouts for each award and to move the detailed information about each performance measure, to the extent you retain it, to your compensation discussion and analysis.

RESPONSE:

The Company believes that given the number of different performance measures under each award and the fact that some of them have threshold target amounts and maximum amounts, while others do not, the detailed presentation of the estimated amounts payable for each performance measure provides the reader with a clearer view of the potential amounts each named executive officer is eligible to earn.  However, in response to the Staff’s comment, beginning with the Definitive Proxy Statement on Schedule 14A expected to be filed in March 2013, the Company will include in the “Grants of Plan-Based Awards” table the total estimated future payouts for each type of award presented.  In addition, the Company will add to the discussions of each type of award in the “Compensation Discussion and Analysis” section a cross-reference to the detailed information on the components of the future payouts contained in the “Grants of Plan-Based Awards” table.

*  *  *  *  *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Company's filings; and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 703-433-6361 in connection with questions or comments concerning the above responses. Thank you for attention to this matter.

Sincerely /s/ Christian Le Brun Christian Le Brun Executive Vice President and General Counsel

By EDGAR and E-mail
cc: Kathleen Krebs, Esq., Special Counsel, U.S. Securities and Exchange Commission
Jonathan Groff, Esq., Staff Attorney, U.S. Securities and Exchange Commission

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